Mail Stop 4561

June 19, 2007

<u>VIA U.S. MAIL AND FAX (803) 727-1118</u>

Mr. William D. Kirkland
Chief Executive Officer
Collexis Holdings, Inc.
1201 Main Street, Suite 980
Columbia, SC 29201

  Re: Technology Holdings, Inc.
     Form 10-KSB/A for the year ended June 30, 2006
     Filed March 20, 2007
     File No. 333-115444

Dear Mr. Kirkland:

  We have completed our review of your Form 10-K and do not, at this time, have any further comments.

        Sincerely,

        Daniel L. Gordon
        Branch Chief